UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K or Form 10KSB      ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q or Form 10QSB
☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: March 25, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Printronix, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

14600 Myford Road
P.O. Box 19559

Address of Principal Executive Office (Street and Number)

Irvine, CA 92623

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company has experienced delays in completing its Annual Report on Form 10-K for the year ended March 25, 2005. The extension will allow the company and its auditors, BDO Seidman LLP, further time to complete the review of the company’s Annual Report on Form 10-K. The company is filing for the extension because, despite the best efforts of the employees of the company, the Annual Report on Form 10-K could not be completed by the initial filing date of June 23, 2005 without unreasonable effort and expense. The company intends to file its Annual Report on Form 10-K as soon as practicable but no later than the expiration of the prescribed 15 calendar day period on July 8, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George L. Harwood	(714)	368-2300

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fourth quarter of fiscal year 2005, the company’s auditors, BDO Seidman, LLP (BDO), acting upon literature of the American Institute of Certified Public Accountants, (the AICPA), requested that the company reverse accrued audit fees of $160,000 for fiscal year end 2005 audit services not yet provided by BDO, and that the company not record these expenses until the first quarter of fiscal year 2006. In prior years, the company has always accrued its audit fees in the fiscal year to which the audit fee pertains.

On May 5, 2005, the company issued a press release that contained a narrative and quantitative discussion of the preliminary fourth quarter and full year consolidated financial results for the fiscal year ended March 25, 2005, which included the effect of this audit fee reversal. In said press release, the company reported net income for the fiscal year 2005 fourth quarter of $824,000 and $.12 per diluted share and net income for the full fiscal year 2005 of $2,099,000 and $.32 per diluted share.

The financial statements contained in our Form 10-K for the fiscal year ended March 25, 2005, will reflect changes from these preliminary results for the fourth quarter of the fiscal year 2005 and the full fiscal year 2005, as discussed below.

While completing its review of the company’s Form 10-K, BDO determined that the company’s method of accruing audit fees was an acceptable method, and did not require the company to reverse the accrued audit fees discussed above. Accordingly, the company will continue its original accounting method and will record the audit fees of $160,000 in the fourth quarter of fiscal year 2005 so that the financial statements are prepared on a consistent basis with the prior years. As a result, upon filing its Form 10-K, the company will report net income for the fourth quarter of fiscal year 2005 that has been reduced to $664,000 and $.10 per diluted share and full fiscal year 2005 net income that has been reduced to $1,939,000 and $.30 per diluted share. For both the fourth fiscal quarter and the year to date, the impact is a reduction of net income of $.02 per diluted share. In the aggregate, this action does not impact the overall net income of the company, as the $160,000 audit fees will now be reported as a cost in fiscal year 2005 rather than first quarter of fiscal year 2006.

Printronix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005	By:	/s/ GEORGE L. HARWOOD
George L. Harwood
		Title:	Senior Vice President, Finance and Information Systems (IS), Chief Financial Officer and Corporate Secretary (Principal Accounting and Financial Officer)